JDS1, LLC

2200 Fletcher Avenue, Suite 501

Fort Lee, NJ 07024

March 11, 2016

Board of Directors

Concurrent Computer Corporation

4375 River Green Parkway, Suite 100

Duluth, GA 30096

Attn: Mr. Steve G. Nussrallah

Chairman of the Board

Members of the Board of Directors (the “Board”):

As you are aware, I am, through JDS1, LLC (“JDS1”), the beneficial owner for securities law purposes of 894,536 shares of common stock (the “Common Stock”) of Concurrent Computer Corporation (the “Company”). Based on the amount of stock reported as outstanding in the Form 10-Q filed by the Company on February 9, 2016, such amount represents approximately 9.7% of the outstanding shares of Common Stock. JDS1 is also a party to certain “put options” (the “Options”) relating to the Common Stock, pursuant to which the counterparty to the relevant Option has, until the relevant expiration date, the exclusive right to cause JDS1 to purchase the underlying shares of Common Stock at the relevant exercise price. Neither I nor JDS1 is a part of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with respect to the Company or the Common Stock.

On March 1, 2016, the Company adopted a Tax Asset Preservation Plan (the “Plan”).1 I am writing to request that the Board (i) confirm, pursuant to Section 1(a)(v) of the Plan, that neither I nor JDS1 will be considered an Acquiring Person under the Plan and (ii) waive the application of the terms of the Plan, if and to the extent that I and/or JDS1 acquire shares of Common Stock such that my aggregate beneficial ownership of Common Stock does not exceed 19.9% of the outstanding shares of Common Stock (whether by purchase of shares of Common Stock, exercise of Options, or otherwise).

I would appreciate a response to the foregoing request at your earliest convenience. If you have any questions or if you would like to discuss, let me know. I look forward to hearing from you.

Sincerely,

/s/ Julian Singer

Julian Singer

_____________________________
1 Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

cc:	Derek Elder
Dilip Singh
Charles Blackmon
Larry Enterline
C. Shelton James
Robert M. Pons